UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OCCIDENTAL PETROLEUM CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

674599 162
(CUSIP Number of Class of Securities)

Nicole E. Clark
Vice President, Chief Compliance Officer and Corporate Secretary
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

Andrew J. Pitts
Cravath, Swaine & Moore LLP
2 Manhattan West
375 Ninth Avenue
New York, New York 10019
Telephone:  (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2025 and amended on April 1, 2025 (the “Schedule TO”), by Occidental Petroleum Corporation, a Delaware corporation (the “Company”), relating to an offer by the Company to the holders of the Warrants to exercise such Warrants at a temporarily reduced exercise price of $21.30 per Warrant, upon the terms and subject to the conditions set forth in the Offer to Exercise Warrants to Purchase Common Stock of Occidental Petroleum Corporation dated March 3, 2025 filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 2 should be read together with the Schedule TO and its exhibits.  This Amendment No. 2 is made to amend and supplement certain items of the Schedule TO.  Only those items being amended are reported in this Amendment No. 2.  Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Amendments to the Schedule TO

ITEM 4 (Terms of the Transaction) is hereby amended and supplemented to include the following:

(a)—(b) The period for delivery of Warrants via the guaranteed delivery procedures included in the Offer terminated on April 1, 2025.  In total, including Warrants tendered and delivered via the guaranteed delivery procedures, 41,886,077 Warrants to purchase an aggregate of 41,886,077 shares of Common Stock were tendered and not validly withdrawn and accepted for exercise.  The Company issued 41,886,077 shares of Common Stock and received $892.2 million of aggregate proceeds in respect of the total number of Warrants exercised pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 7, 2025	OCCIDENTAL PETROLEUM CORPORATION

	By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President, Chief Compliance Officer and Corporate Secretary